EXHIBIT 77J

Reclassification of Capital Accounts: Distributions to shareholders, which are determined in accordance with federal income tax regulations and which may differ from generally accepted accounting principles, are recorded on the ex-dividend date. In order to present undistributed net investment income (loss) and accumulated net realized gains (losses) on the statement of assets and liabilities that more closely represent their tax character, certain adjustments have been made to paid-in-capital in excess of par, undistributed net investment income (loss) and accumulated net realized gain (loss) on investments. For the year ended October 31, 2002, the adjustments were to decrease undistributed net investment income and decrease accumulated net realized loss on investments by $423,612 due to a reclassification of ordinary income for tax purposes. Net investment income, net realized losses and net assets were not affected by this change.